

September 19, 2024

Jennifer G. Tejada
Chief Executive Officer and Chair of Board of Directors
PagerDuty, Inc.
600 Townsend St., Suite 200
San Francisco, CA 94108

      Re: PagerDuty, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed May 2, 2024
           File No. 001-38856

Dear Jennifer G. Tejada:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

      Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance, page 65

1.   We note that you have included "Net loss attributable to PagerDuty, Inc. common shareholders" in column (h) of your pay versus performance table in lieu of net income as required by Item 402(v)(2)(v) of Regulation S-K. Please include net income (loss), as reported in your audited GAAP financial statements, in column (h) for all years covered by the table and throughout your disclosure, including your relationship disclosure. Refer to Regulation S-K Compliance and Disclosure Interpretation 128D.08. Please note that you may voluntarily provide supplemental measures of net income or financial performance, so long as any additional disclosure is "clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure." See Pay Versus Performance, Release No. 34-95607 (August 25, 2022) [87 FR 55134 (September 8, 2022)] at Section II.F.3.

2.   We note that you have identified "Operating Margin" as your Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K; however, your disclosure on pages 68 and 70 uses the term "Non-GAAP Operating Margin." In addition, the term "OpMargin" on page 39 has the same definition as "Operating Margin" in the second sentence of footnote (8). Please revise to use consistent terminology for your Company-Selected Measure throughout your pay versus performance disclosure. Please also tell us and consider revising future disclosure, if applicable, to clarify whether the term "OpMargin" on page 39 is meant to represent a different value from your Company-Selected Measure "Operating Margin."

3.   While Company-Selected Measure disclosure is not subject to Regulation G or Item 10(e) of Regulation S-K, you must provide disclosure as to how the Company-Selected Measure is calculated from your audited financial statements. Although the second sentence of footnote (8) appears to provide a description of how your Company-Selected Measure, Operating Margin, is calculated from your audited financial statements, you also refer in the first sentence of footnote (8) to information in your periodic reports for fiscal year 2023. Please note that incorporation by reference to other filings will not satisfy the disclosure requirements under Item 402(v) of Regulation S-K, and your reference to these filings is unclear considering the full description provided in footnote (8). Please confirm whether the second sentence of footnote (8) represents the description of your Company-Selected Measure required by Item 402(v)(2)(vi) of Regulation S-K. Alternatively, provide us with a definition of your Company-Selected Measure, Operating Margin. In addition, please revise future filings to provide the description required by Item 402(v)(2)(vi) of Regulation S-K without any reference to other filings.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jennifer Gowetski at 202-551-3401 or Amanda Ravitz at 202-551-3412 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Disclosure Review Program